UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2004

                         Commission File Number: 1-04307

                                HUSKY ENERGY INC.
             (Exact name of registrant as specified in its charter)

              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  [_]            Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [_]                 No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On July 27, 2004, Husky Energy Inc. issued a press release announcing it has signed a farm-out and joint venture agreement with Trident Exploration Corp. to develop natural gas from coal or coal bed methane in central Alberta. The press release is attached hereto as Exhibit A.

On August 9, 2004, Husky Energy Inc. issued a press release announcing test results for its White Rose Production. The press release is attached hereto as Exhibit B.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            HUSKY ENERGY INC.


                                            By: /s/ James D. Girgulis
                                                -------------------------
                                                James D. Girgulis
                                                Vice President, Legal &
                                                Corporate Secretary


Date: August 10, 2004

                                                                       EXHIBIT A
                                                                       ---------


N E W S   R E L E A S E
--------------------------------------------------------------------------------
                                                                  [LOGO OMITTED]

                                 Expanding the Horizon

                                                HUSKY ENERGY INC.

--------------------------------------------------------------------------------

                                                                   July 27, 2004

For immediate release

            HUSKY ENERGY AND TRIDENT EXPLORATION IN JOINT VENTURE TO
                          DEVELOP NATURAL GAS FROM COAL

CALGARY, ALBERTA - Husky Energy Inc. announced today it has signed a farm-out and joint venture agreement with Trident Exploration Corp. to develop natural gas from coal (NGC) or coal bed methane (CBM) in central Alberta. The agreement extends the original 2002 joint venture between Husky and Trident for the exploration and development of NGC in the Fenn Rumsey area. The agreement calls for an additional 120 wells to be drilled over the next two years. Capital costs for drilling and associated facilities will be approximately $40 million, of which Husky will pay 30 percent to earn a 50 percent interest in the production.

"The development of this block of land will allow Husky to benefit from the NGC economics without Husky committing major risks associated with NGC exploration and development. This farm-out and joint venture agreement positions Husky and Trident as frontrunners in the emerging NGC energy sector in Western Canada," said Mr. John C.S. Lau, President and Chief Executive Officer, Husky Energy Inc.

Husky and Trident have successfully drilled more than 50 NGC wells in the Fenn Rumsey area since 2002. With 32 wells tied-in, current production is approximately 6 million cubic feet per day (mmcf/d) of natural gas, shared 50-50 between Husky and Trident. This agreement covers more than 250 net sections of Husky land, upon which Trident will drill a minimum of 40 additional wells in the remainder of 2004 and have the option to drill a minimum of 80 wells in 2005. Trident will manage production in this area and Husky will be the operator of the facilities and other infrastructure required to transport and process the gas. It is estimated that Husky's lands in the Fenn Rumsey area have 500 billion cubic feet (bcf) gross natural gas resource in place in coals and interbedded sands.

Jon Baker, President and Chief Executive Officer of Trident, stated, "Trident is pleased that Husky elected to expand our joint venture agreement. We think Husky's decision to do so reflects well on Trident's abilities to be a strong partner on NGC exploration and development. Trident looks forward to delivering a significant amount of low-cost NGC production to Husky at very favourable economic terms to Husky. This joint venture agreement allows both companies to benefit from each other's relative strengths. Husky owns significant infrastructure in the Fenn-Drumheller area and can tie in production quickly with minimal costs."

NGC is produced by drilling to a depth of 900 to 1,000 metres below the surface to assess all prospective shallow coals and sands. These zones are then perforated and stimulated to gain production. The gas is then collected and compressed into a pipeline. Most NGC in the Horseshoe Canyon Formation is sourced from dry coal, with little water associated in producing the natural gas.


================================================================================
707 8th Ave. S.W., Box 6525, Station D, Calgary, Alberta T2P 3G7  (403) 298-6111

Husky and Trident will be pursuing NGC in east central Alberta from the regionally extensive coal seams of the Horseshoe Canyon Formation. The Alberta Geological Survey estimates this formation contains upwards of 70 trillion cubic feet (tcf) of natural gas resource. Average well production rates of 120 mcf/d to 180 mcf/d are projected over the joint venture lands. Husky and Trident plan to drill up to four wells per section and will focus on minimizing surface disturbance. NGC wells are generally less intrusive than conventional wells, requiring less surface land space.

NGC resources in Canada are considered to be significant. The National Energy Board estimates Canada has undiscovered potential of 60 to 80 tcf of natural gas in the form of NGC. The National Energy Board also estimates that NGC could contribute up to 10 percent of Canada's current natural gas production within the next 10 to 20 years. Currently, southern Alberta is the only region in Canada where there is commercial production of NGC. Cumulative gas production from approximately 325 wells in the Horseshoe Canyon-Belly River coals was approximately 4.6 bcf as at December 2003, according to the Alberta Energy and Utilities Board.

NGC has been a significant source of natural gas production for more than 20 years in the United States. More than 19,000 NGC wells in the U.S. currently produce over 4 bcf/d of natural gas, representing approximately 8 percent of that country's domestic natural gas supply. In Canada, NGC production has lagged behind the U.S. because technical challenges and associated costs in the past made development prohibitive. In Western Canada, NGC reservoirs are generally different from coal seams in the U.S. Consequently, developing NGC in Western Canada will require solutions that meet the unique technical, environmental, economic and regulatory challenges of this region.

Trident, a private Calgary based company, is a leading NGC explorer and producer in Western Canada, having drilled 192 NGC wells to date, including 72 in the Mannville Formation, 94 in the Horseshoe Canyon Formation and 26 exploration wells for other NGC play types.

Husky Energy is a Canadian based, integrated energy and energy-related company headquartered in Calgary, Alberta. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE.


CERTAIN INFORMATION IN THIS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES DESCRIBE THE RISKS, UNCERTAINTIES AND OTHER FACTORS, SUCH AS CHANGES IN BUSINESS PLANS, DRILLING RESULTS, THE UNCERTAINTY OF ESTIMATES AND PROJECTIONS OF FUTURE PRODUCTION, THAT COULD INFLUENCE ACTUAL RESULTS. HUSKY ASSUMES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS SHOULD CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS CHANGE.

                                      -30-



For further information, please contact:

Donald Campbell                               Colin Luciuk
Manager, Investor Relations                   Manager, Investor Relations
& Corporate Communications                    Husky Energy Inc.
Husky Energy Inc.                             (403) 750-4938
(403) 298-6153

                                                                       EXHIBIT B
                                                                       ---------


N E W S   R E L E A S E
--------------------------------------------------------------------------------
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                                 Expanding the Horizon

                                                HUSKY ENERGY INC.

--------------------------------------------------------------------------------

                                                                  August 9, 2004

For immediate release


            HUSKY ENERGY ANNOUNCES WHITE ROSE PRODUCTION TEST RESULTS


CALGARY, ALBERTA - Husky Energy Inc. is pleased to advise that the development drilling program for the White Rose project offshore Newfoundland and Labrador is progressing on schedule. Four wells, including an oil producer that underwent testing and three water injectors, have been drilled to date. The production test of the first oil producer began July 20 and was completed on July 25, 2004.

White Rose B 07 2 is a horizontal well, with a horizontal section of approximately 1,200 metres. Based on pressure measurements and flow rate information during the test, the estimated productive capability of the well through permanent production facilities is between 25,000 and 35,000 barrels per day. During the test, oil flowed to the surface at a rate of more than 9,000 barrels per day, the maximum allowed by test facilities on the rig.

"Our first production well successfully confirms the quality and production estimates of the White Rose oilfield," said Mr. John C.S. Lau, President and Chief Executive Officer, Husky Energy Inc. "We are making good progress in achieving our development target of producing first oil by late 2005 or early 2006."

Husky Energy also announces it has achieved two other major milestones in the White Rose project:

o The heavy lift campaign, involving the movement of topsides modules onto the SEAROSE FPSO (Floating Production, Storage and Offloading vessel), was completed in Marystown on July 31. The heavy lift campaign began on June 12 and consisted of 17 lifts over the seven-week program. Lifts of up to 1,250 tonnes were carried out by the Lampson 2600 Trans-lift crane at the Cow Head Fabrication Facility in Marystown. The hook-up and commissioning of the topsides has commenced and will continue until the vessel leaves Marystown for the White Rose field in the third quarter of 2005.

o The towing of the riser buoy from Bay Bulls to the White Rose field began on July 14, 2004. Nine mooring chains have been installed, connecting the buoy to mooring piles previously installed in the seabed. Upon arrival of the SEAROSE FPSO next year, the riser buoy will be pulled into the turret on the vessel, providing the anchor point for the vessel.






================================================================================
707 8th Ave. S.W., Box 6525, Station D, Calgary, Alberta T2P 3G7  (403) 298-6111

Husky Energy owns 72.5 percent of the White Rose project and is the operator. Peak production for the White Rose oilfield is projected to be 100,000 barrels per day. The project has a total capital cost of $2.35 billion and probable reserves for the field are estimated to be 200 million to 250 million barrels.

Husky Energy is a Canadian based, integrated energy and energy-related company headquartered in Calgary, Alberta. Husky Energy is a publicly traded company with shares trading on the Toronto Stock Exchange under the symbol HSE.


CERTAIN INFORMATION IN THIS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES DESCRIBE THE RISKS, UNCERTAINTIES AND OTHER FACTORS, SUCH AS CHANGES IN BUSINESS PLANS, DRILLING RESULTS, THE UNCERTAINTY OF ESTIMATES AND PROJECTIONS OF FUTURE PRODUCTION, THAT COULD INFLUENCE ACTUAL RESULTS. HUSKY ASSUMES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS SHOULD CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS CHANGE.

                                      -30-


For further information, please contact:

Donald Campbell
Manager, Investor Relations & Corporate Communication
Husky Energy Inc.
(403) 298-6153


Margaret Allan
Manager, Administration & Regulatory Affairs
Husky Energy Inc.
St. John's, NL
(709) 724-3981


Colin Luciuk
Manager, Investor Relations
Husky Energy Inc.
(403) 750-4938